Filed by NYSE Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)


                                                          Date: November 4, 2005


On November 4, 2005, the New York Stock Exchange, Inc. issued the following bulletin to its voting members and those authorized to vote on their behalf:

                                      * * *

                           Special Membership Bulletin

               [Letterhead of the New York Stock Exchange, Inc.]


FROM: John A. Thain

DATE: November 4, 2005


Dear NYSE Member:

I am pleased to report to you that the SEC has declared effective the Form S-4 Registration Statement of NYSE Group, Inc. with respect to the proposed NYSE/Archipelago merger. This clears the way for you to VOTE FOR THIS HISTORIC MERGER THAT WILL TRANSFORM THE NEW YORK STOCK EXCHANGE into a for-profit, publicly traded company with a broad product mix and the ability to compete with any capital marketplace in the world. We will hold a special Member meeting to conduct the vote on Tuesday, December 6, 2005, at 4:30 p.m.

This proposed transaction offers significant benefits for you, the NYSE Members, while placing the Exchange on firm ground for future growth, competitive positioning, and value creation. We strongly believe that our combination with Archipelago continues our leadership position as the premier financial market in America and the world.

As we have stated since we announced the merger in April, the merger enables the NYSE to become a global multi-product marketplace. We acquire a high-speed, low cost platform for ETFs, options, and fixed income products. We gain a significant position in the OTC equity market, and the ability to develop a second listing brand business. We also add entrepreneurial, innovative management talent.

In sum, the creation of the NYSE Group, Inc. will be good for customers, good for investors, good for America, and for good for you.

A VOTE FOR THE MERGER IS A VOTE FOR THE FUTURE OF THE NYSE.

Your vote is very important and I urge you to participate. A detailed description of the merger is found in the attached proxy/prospectus. You should fully review this information. You can sign, date and return the enclosed BEIGE proxy card in the postage-paid envelope provided or you can vote online at www.proxyvoting.com/nyse or by calling (866) 894-0533.

Please feel free to contact the Office of the Corporate Secretary at (212) 656-4076 or our proxy solicitor, MacKenzie Partners, at (800) 322-2885 with any questions you may have.

Thank you for your continued support.

Sincerely yours,

/s/ John A. Thain

          IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.


NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention:
Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.


The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                           FORWARD-LOOKING STATEMENTS

Certain statements in this correspondence may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).


You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.